Auryn Provides Corporate Update

Vancouver, British Columbia – February 22nd, 2016 – Auryn Resources Inc. (TSX-V: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to provide a corporate update and further information about its proposed 2016 exploration plans.

Committee Bay

Auryn’s ongoing analysis of both the 2015 summer work program and comprehensive review of historical data has led to the identification of a number of large scale multi-kilometer long targets at Committee Bay that will provide the focus of the upcoming 2016 work program.

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In the Southwest part of the Committee Bay gold belt, within the +20 km long elevated gold-in-tills Anuri corridor, Auryn has identified a north/ south trending set of structures that have provided clear drill targets (figure 1).

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In the Three Bluffs region of the belt, a thorough review of the historical data within a 30 km by 20 km area surrounding the deposit has identified four multi–kilometer long trends of gold mineralization in rocks and tills (figure 2). These trends will provide a clear focus in 2016 as Auryn begins work in the Three Bluffs region of the belt.

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At the Three Bluffs deposit, a re-inversion of the induced polarization and magnetic geophysical surveys has identified a previously unrecognized continuation of the structure that hosts the deposit 5km to the east. The identification of this through-going structure has provided the potential to expand the deposit significantly.

The 2016 exploration program at Committee Bay will build off the technical and operational successes achieved in 2015. The current program is currently being finalized and details will be released in the coming weeks.

Potential Acquisitions

During the course of 2015, Auryn conducted a review of the prolific gold regions across the Americas with the goal of establishing a new district scale gold project. Several areas in Peru were selected due to the jurisdiction’s established track record of being a politically stable, mining friendly, progressive country with great stores of untapped mineral wealth. The areas selected were done so by key members of Auryn’s technical team that have extensive experience within major Andean mining districts.

To date, the Company has staked 66,000 hectares of ground in Peru in the vicinity of some of the largest gold and copper mines in the country. Auryn is also in advanced negotiations with certain Peruvian parties to option target licenses within this greater land position. The total committed and planned exploration costs to Auyrn are expected to be less than $1,500,000 in the first 12 months and funded from current working capital.

Key Addition to Management Team

Auryn would also like to welcome Russell Starr as VP Communications. Mr. Starr previously played a key role as SVP Corporate Finance and as a Director involved in the growth and ultimate sale of Cayden Resources Inc. to Agnico Eagle Mines Limited in 2015.

Shawn Wallace, Auryn CEO, commented, “After a very successful 2015, we are pleased to provide our shareholders with a preview of what we expect will be another year of dramatic growth for Auryn. Auryn’s management team is compiling an impressive portfolio of exploration projects that will enable the Company to pursue major gold discoveries for 12 months of the year. Committee Bay remains our primary focus, where our innovative discovery process will continue to be rolled out across the remainder of the 300 km belt.”

On Behalf of the Board
“Shawn Wallace”

Shawn Wallace
President, CEO and Director

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1: The +20 km long Anuri corridor of elevated gold in tills is controlled by a north-south trending structural corridor providing clear drill targets.

Figure 2: Review of the historical data in the Three Bluffs region of Committee Bay has identified four multi-kilometer long trends of gold mineralization in rock and till samples. This area will be a major focus of work in the 2016 exploration season.